Exhibit 99.1

Amarin Corporation
First Quarter 2007 Financial Results
Conference Call
Thursday, May 10, 2007- 8:30 a.m. Eastern Time

Operator

Welcome to the Amarin Corporation First Quarter Financial Results conference call.  At this time all participants are in a listen-only mode.  Following management’s prepared remarks, we will hold a Q&A session.

To ask a question at that time, please press the star key followed by one on your touchtone phone.  If anyone has difficulty hearing the conference, please press star zero for operator assistance.

As a reminder, this conference is being recorded today, May 10, 2007.  I would now like to turn the conference over to Anne Marie Fields.  Please go ahead ma’am.

Anne Marie Fields

Good morning, this is Anne Marie Fields with Lippert/Heilshorn & Associates.  Thank you all for participating in today’s call.

Joining me from Amarin are Rick Stewart, Chief Executive Officer, Alan Cooke, President and Chief Financial Officer and Declan Doogan, President, Research and Development.

Earlier this morning, Amarin announced its financial results for the first quarter ended March 31, 2007.  If you have not received this news release or if you would like to be added to the company’s distribution list, please call Lippert/Heilshorn in New York at (212) 838-3777, and speak with Veronica Green.

Before we begin, I would like to caution that comments made during this conference call by management will contain forward-looking statements that involve risks and uncertainties regarding the operations and future results of Amarin.

I encourage you to review the Company’s past and future filings with the Securities and Exchange Commission including, without limitation, the Company’s Forms 20-F and 6-K, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Furthermore, the content of this conference call contains time-sensitive information that is accurate only as of the date of the live broadcast, May 10, 2007.  Amarin undertakes no obligation to revise

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    1

or update any statements to reflect events or circumstances after the date of this conference call.

With that said, I would like to turn the call over to Rick Stewart.  Rick…

Rick Stewart

Thanks, Anne Marie.  Good morning everyone, and thank you for joining us.

This morning my initial remarks will focus on the results of the two Phase III clinical trials in Huntington’s disease which were announced on 24th April. I will then focus on Amarin’s strategy to unlock the substantial value in our existing development pipeline.  Finally, I will also elaborate on Amarin’s future strategy for increasing shareholder value.

Clearly, the results of the Huntington’s disease trials were a disappointment to all involved including Amarin’s investors, Amarin’s board and employees (whom have a substantial equity interest in the company), the Huntington Study Group, European HD Network and, most importantly, the Huntington’s disease patient community.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    2

The nature of neuroscience drug development is challenging and Huntington’s disease is amongst the most challenging in this category.

Recapping the results of the two six month trials, the top-line data showed no statistically significant difference in response between Miraxion and placebo in the primary end point, which was change in Total Motor Score-4, or in the secondary endpoints. These data were not consistent with results from the earlier trial that showed statistical significance in a subset of Huntington’s disease patients with CAG scores of less than or equal to 44.

The two recently completed studies showed that the degree of improvement in TMS-4 versus placebo was neither statistically significant and nor clinically meaningful.  However, a number of patients taking Miraxion did actually show a meaningful improvement in Total Motor Score-4, the primary endpoint.

The trials were well designed and executed with the correct target patient population recruited. A total of 606 patients were recruited in the two trials combined. There were 316 patients in the North American trial, conducted by the Huntington Study Group and 290 patients in the European trial, conducted in collaboration with the European HD Network.

There was a high level of uniformity in the target population of Huntington’s disease patients in the two separate trials with 69% of patients in the North America trial having CAG scores < 44 and 65% in the European trial. Approximately 76% of patients in the North American trial adhered to the trial protocol and 77% in the European trial.  So there was remarkable symmetry in the two patient populations.

Compliance was confirmed, showing that patients taking Miraxion had high levels of EPA in the bloodstream whilst those on placebo did not.  Biological activity was demonstrated via the lowering of triglyceride levels in patients with raised triglycerides on entry.  This simply demonstrates that those patients sampled, that were supposed to be on Miraxion during the trial, were in fact on Miraxion, and those supposed to be on placebo, were on placebo.

All the right elements were in place to replicate the encouraging results from the initial 135 patient trial. We continue to investigate the reasons behind these disappointing results. We will analyze the results of the open label study at 12 months when these results become available to see if we can obtain any valuable information from this longer treatment period.

For the moment we do not have any straightforward answers, which means that the underlying lack of response may have a complicated rationale. We will continue to analyze the substantial amount of data from the trials as the open label data come in.

Before I turn to the rest of our pipeline, let me pass the call over to Alan who will review the first quarter financial results.

Alan Cooke

Thank you Rick.

Amarin has adopted International Financial Reporting Standards or “IFRS”, effective January 1, 2007. Figures for comparative periods have been restated to IFRS. For further information with respect to the application of IFRS to our accounts, may I refer you to our transition document available on our website and furnished to the SEC on Form 6-K yesterday.

The net loss for the first quarter was $8.8 million or 10 cents per share compared to $9.0 million or 11 cents per share in the first quarter of last year.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    3

While the net loss was approximately the same as last year, the operating loss of $9.6 million was about $3 million higher.  The increase was primarily caused by a significant increase in our investment in research and development and the non-cash charge relating to options granted over the last 12 months.

The main driver of the increase in research and development expenditure of $1.6 million to $4.4 million was the phase III trials with Miraxion in Huntington’s disease.

Selling, general and administrative costs of $4.0 million included over $0.5 million of costs associated with the acquisition of the global rights to the nasal formulation of lorazepam, which is in development for treating epilepsy seizures.  SG&A costs were also particularly high in the first quarter due to an unusually high level of financial and accounting activity around the year end.  For example, the cost of transitioning our accounting to IFRS included professional fees in excess of $100,000.  Also included in SG&A are the costs associated with pursuing our growth strategy, including the cost of evaluating acquisition and in-licensing opportunities which included professional fees and due diligence costs of over $300,000 in the first quarter.

Over the rest of this year, I expect that Amarin’s expenditure levels will decrease significantly from levels in Q1.  This will most noticeably start in Q3 and continue into Q4.  This is mainly due to the completion of the HD trials but also due to careful cost management.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    4

<PAUSE>

Finally, let me address Amarin’s capitalization and cash position.

Amarin is in a strong financial position with approximately $29 million of cash at the end of the quarter.  Amarin has no debt.

Amarin now forecasts having sufficient cash to fund operations for at least the next 12 months and potentially beyond, depending on the outcome of possible partnering activities with our development pipeline.

At March 31, Amarin had 90.7 million shares outstanding and approximately 19 million options and warrants.  Approximately 28% of the company is held by directors and officers of Amarin, who have invested approximately $22 million in recent years, some as recently as the first quarter of this year.

With that, I will turn the call back over to Rick.

Rick Stewart

Thank you Alan.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    5

We have conducted a comprehensive review of Amarin’s product development strategy in order to diversify the inherent risks which are commonly associated with drug development and which are magnified in neuroscience. Our review of our existing drug development portfolio has highlighted the substantial value of our existing assets.

In the future, we will adopt a strategy which reduces risk by firstly, internally developing improved outcome versions of existing drugs where unmet medical needs can be addressed. Our oral apomorphine and, a new program, based on the targeted transport of levodopa to the brain, which I will cover in more detail later, are examples of this strategy. Secondly, we will continue to identify in-licensing opportunities from third parties such as our nasal lorazepam.

We will also expand the pipeline by very selective internal development or in-licensing of new chemical entities.

Our near term goal is to focus our development resources on FOUR key programs where we will accelerate the development of lower risk/ lower cost improved outcome opportunities to address unmet medical needs.  These FOUR programs are: An oral formulation of apomorphine for advanced Parkinson’s disease which we plan to advance into phase II late this year or early next year.

•	A nasal formulation of lorazepam for epilepsy seizures which we are targeting to be in phase II next year.
•	A combinatorial lipid formulation for the targeted transport of levodopa for Parkinson’s disease, which has not previously been disclosed, but is planned to enter human studies in early 2008.
•	A previously undisclosed product, AMR-109 targeted to begin human evaluation for memory and cognition by the end of this year.

Turning to each program individually.

First, our novel, oral formulation of apomorphine for the treatment of advanced Parkinson’s disease patients.  This oral formulation potentially provides rapid absorption of apomorphine directly into the bloodstream after sublingual (under the tongue) administration and would offer patients a much needed alternative to the currently available injectable formulation of apomorphine.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    6

In the later stages of Parkinson’s disease, many patients develop severe “off” episodes where, despite continuing to take their medication, they experience periods when they lose the ability to move.  This is termed bradykinesia (or slowed movement) or akinesia (or inability to move).  These “off” episodes, which typically occur 3 to 4 times per day, can also be associated with other symptoms such as muscle pain, anxiety and panic. This condition is estimated to affect in excess of 100,000 late stage Parkinson’s disease patients in the US, with a similar number in Europe.  Research conducted suggests that the current use of apomorphine as a rescue therapy to treat “off” episodes is limited by the current form of delivery, and that a more user-friendly oral form would lead to greater level of prescribing and use by patients.   We estimate the market opportunity for oral apomorphine to be in excess of $100 million.

We have completed two pharmacokinetic studies with our oral apomorphine and, since we last updated you on this program, we have now selected a lead formulation which we are currently optimizing.  We expect this to undergo another pharmacokinetic study with a view to initiating a Phase II trial either late this year or early next year.  We don’t expect this to be a long study as it involves a small number of patients.   Thereafter, we hope to initiate the remainder of the clinical program later in 2008.

In February, we licensed a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (SE) and acute repetitive seizures (ARS).  Status epilepticus has an estimated annual incidence in the United States of 150,000 cases.  There are up to 400,000 patients that suffer from acute repetitive seizures.  There are approximately 40,000 deaths in the United States each year associated with such emergency seizures.

A nasal product for seizure emergencies in the out-patient setting for epilepsy patients would represent an important treatment alternative to the current IV treatment of lorazepam in the emergency room. We believe the potential sales for such a product could be up to $300 million in the United States.

Our nasal lorazepam formulation will undergo pre-clinical pharmacokinetic studies this summer.  Thereafter, we plan to conduct formulation optimization studies and a human pharmacokinetic study.  We target initiating a Phase II study in 2008.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                                    7

As previously mentioned, our targeted transport program utilizing our combinatorial lipid technology, has two pre-clinical candidates that we are aggressively moving towards human trials.  Our targeted transport technology chemically conjugates bio-active lipids with either other lipids or existing drugs to improve bioavailability, blood brain barrier penetration and potentially increase efficacy whilst reducing side effects. This is very exciting as each conjugate will be a new chemical entity with the potential for new intellectual property. The application of this platform is not limited to neurology having applicability across a range of indications from cardiovascular to oncology.

To date we have not disclosed any specific details relating to these combinatorial lipid programs.  Our first program is for the targeted transport of levadopa to treat Parkinson’s patients.   Levadopa is the “gold standard" for the alleviation of Parkinson's disease symptoms, accounting for 70% of the prescription market.  We have advanced this program to the point where we are now planning to commence a phase I study early next year.

Our second targeted transport program also addresses Parkinson’s disease and is in preclinical development.  As it progresses we will provide you with more specific details.

Finally, our fourth key program is a new program and one we have not discussed publicly before.  We intend to conduct a study using AMR-109 to investigate the enhancement of memory and potentially cognition. This study will capitalize on Amarin’s experience of lipid technology and reflects a substantial body of knowledge using Omega-3 fatty acids to enhance memory.  We are hoping to initiate a proof of concept study before year end specifically evaluating potential effects on memory and cognition.

We also have a number of other programs from our internal pipeline which we are progressing towards the clinic for which we may provide further disclosure in the next 6 to 12 months.

So to summarize, our disclosed development pipeline now includes two compounds for Parkinson’s disease, one for epilepsy seizures and one for memory and cognition.  Two of these programs have not been previous disclosed.  Again, our FOUR key programs are now:

•	An oral formulation of apomorphine for advanced Parkinson’s disease which we plan to advance into phase II late this year or early next year.
•	A nasal formulation of lorazepam for epilepsy seizures which we are targeting to be in phase II next year.
•	A combinatorial lipid formulation for the targeted transport of levodopa for Parkinson’s disease, which has not previously been disclosed, but is planned to enter human studies in early 2008.
•	A previously undisclosed product, AMR-109 targeted to begin human evaluation for memory and cognition by the end of this year.

We are very excited at the prospects for these programs and remain committed to neuroscience research and development.   We have a promising pipeline of CNS product candidates, a management team with the experience and know-how to advance those products through the clinic toward commercialization and the financial resources to achieve these objectives.

                  AMRN Q1 2007 Financial Results Conference Call Script                                         8

Let me now briefly address our Strategy for Growth.

Our future growth strategy focuses on balancing the risk reward profile of the company.  Specifically, we intend to accelerate growth via three key strategies;

•
Firstly, we plan to accelerate the progress of our FOUR key programs as rapidly as possible through the clinical trials. We plan to add to those programs from our internal pipeline and through very selectively in-licensing new chemical entities and improved outcome products.

•	Secondly, we plan to establish collaborations around our existing drug development pipeline and our areas of core competency in neuroscience and lipid technology.
•	Finally, we plan to selectively embark on merger and acquisition activity where substantial shareholder value can be unlocked by such transactions.

So, with that, I will turn the call back over to the Operator for your questions.

                  AMRN Q1 2007 Financial Results Conference Call Script                                                            9

Q&A

#   #   #

                  AMRN Q1 2007 Financial Results Conference Call Script